UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Enlight Renewable Energy Ltd. Announces Private Placement of Series D Debentures

Tel Aviv, Israel, November 21, 2024, Enlight Renewable Energy Ltd. (NASDAQ: ENLT, TASE: ENLT) (the “Company”) announced today, that it is conducting a private placement to Israeli classified investors of NIS 200,000,000 par value of its unsecured non-convertible Series D Debentures (the “Additional Series D Debentures”), at a price of NIS 0.855 per NIS 1 principal amount of the Additional Series D Debentures, for an aggregate gross consideration of approximately NIS 171,000,000 (the “Private Placement”).

Following completion of the Private Placement, the aggregate outstanding principal value of the Company’s Series D Debentures will be NIS 1,176,986,000. The Additional Series D Debentures will have identical terms to the existing Series D Debentures of the Company.

For more information about the Series D Debentures see “Item 5.B: “Liquidity and Capital Resources” under “Holding company level debt overview” and Note 13 to the consolidated financial statements included in the Company’s Annual Report on Form 20-F, submitted to the Securities and Exchange Commission (the “SEC”) on March 28, 2024.

The completion of the Private Placement is subject to the receipt of an approval from the Tel Aviv Stock Exchange for the listing of the Additional Series D Debentures for trading on the Tel Aviv Stock Exchange. Resales of the Additional Series D Debentures will be restricted under applicable securities laws. The Private Placement was made to Israeli classified investors only and not to U.S. Persons, pursuant to an exemption provided by Regulation S, promulgated under the U.S. Securities Act of 1933, as amended, or the Securities Act. The Additional Series D Debentures will not be registered under the Securities Act, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the Securities Act. Nothing in this report constitutes an offer to sell or the solicitation of an offer to buy the Company’s securities.

Special Note Regarding Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this report on Form 6-K other than statements of historical fact, including, without limitation, statements regarding the Company’s expectations about the completion of the Private Placement, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC, as may be updated in our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and speak only as of the date of this Form 6-K. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: November 21, 2024	By:	/s/ Nir Yehuda
Nir Yehuda
Chief Financial Officer